UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Lakeland Industries, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value per Share
(Title of Class of Securities)

511795106
(CUSIP Number)

Seymour Holtzman
c/o Holtzman Opportunity Fund, L.P.
100 N. Wilkes Barre Blvd.
Wilkes Barre, Pennsylvania 18702
(570) 822-6277
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 28, 2009
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D
CUSIP No. 511795106

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Seymour Holtzman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)    ☐
(b)   ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS*
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

	7)	SOLE VOTING POWER
NUMBER OF		198,194
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		198,194
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
SEE ITEM 5

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
SEE ITEM 5

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 511795106

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Evelyn Holtzman

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)    ☐
(b)   ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS*
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
SEE ITEM 5

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
SEE ITEM 5

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 511795106

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jewelcor Management, Inc.                                     23-2331228

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)    ☐
(b)   ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS*
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Nevada

	7)	SOLE VOTING POWER
NUMBER OF		69,460
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		69,460
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
SEE ITEM 5

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
SEE ITEM 5

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 511795106

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Holtzman Opportunity Fund, L.P.                                      20-2923350

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)    ☐
(b)   ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS*
N/A

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Nevada

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
SEE ITEM 5

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
SEE ITEM 5

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 511795106

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SH Independence, LLC                                      20-2923276

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)    ☐
(b)   ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS*
NA

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Nevada

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
SEE ITEM 5

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
SEE ITEM 5

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 511795106

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Holtzman Financial Advisors, LLC                                    20-0236486

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)    ☐
(b)   ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS*
NA

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Nevada

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
SEE ITEM 5

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
SEE ITEM 5

14)	TYPE OF REPORTING PERSON
OO

This Amendment No. 5 amends and supplements the Schedule 13D, dated March 9, 2007, as amended (the “Schedule 13D”), filed with the Securities and Exchange Commission by Seymour Holtzman and others with respect to the common stock, $.01 par value (the “Common Stock”), of Lakeland Industries, Inc. (the "Issuer").  The address of the principal business of the Issuer is 701-7 Koehler Avenue, Ronkonkoma, NY 11779.

Item 2 of the Schedule 13D, “Identity and Background,” is amended and supplemented by adding the following:

(a) – (c), (f) During recent months, in connection with the distribution of assets by the Holtzman Opportunity Fund, L.P. ("Opportunity") to its partners, Opportunity has distributed all of its shares of the Issuer.  As of April 28, 2009, Opportunity had distributed shares representing 1% of the outstanding shares of the Issuer. As of June 25, 2009, Opportunity had distributed approximately 187,267 shares, and as a result the ownership of the Common Shares of the Issuer by the Reporting Persons fell below 5%. Jewelcor Management, Inc. ("JMI"), which received a portion of the shares distributed by Opportunity to its partners, is a Nevada corporation, which is primarily involved in acquiring, holding, and disposing of investments in various companies. The address of the principal business and principal offices of JMI is 100 N. Wilkes-Barre Blvd., 4th Floor, Wilkes-Barre, PA 18702. Seymour Holtzman is the Chief Executive Officer and Chairman of JMI and, together with his wife, Evelyn Holtzman, the indirect majority owner of JMI.

Item 5(a)-(b) of the Schedule 13D, “Interest in Securities of the Issuer,” is deleted in its entirety and replaced with the following:

(a) and (b) As of the date hereof, the Reporting Persons included in this filing own an aggregate of 198,194 shares of Common Stock of the Issuer, representing approximately 3.64% of the outstanding shares of Common Stock based upon the 5,437,534 shares of Common Stock reported to be outstanding as of September 4, 2009 in the Issuer's Form 10-Q filed with the SEC on September 9, 2009 for the fiscal quarter ended July 31, 2009.

As of the date hereof, Seymour Holtzman and Evelyn Holtzman may both be deemed to have direct beneficial ownership of 128,734 shares of Common Stock, representing approximately 2.37% of the outstanding shares of Common Stock.

As of the date hereof, JMI beneficially owned an aggregate of 69,460 shares of Common Stock, representing approximately 1.28% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, by virtue of the relationships described under Item 2 of this Schedule 13D, Mr. Holtzman may be deemed to have indirect beneficial ownership of 69,460 shares of Common Stock held by JMI. Mr. Holtzman has sole voting authority and dispositive power over the 128,734 shares of Common Stock beneficially owned by him and his wife and the 69,460 shares owned by JMI. Therefore Mr. Holtzman may be deemed to beneficially own in the aggregate 198,194 shares of Common Stock, representing approximately 3.64% of the outstanding shares of Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1.  Joint filing agreement of all parties.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 23, 2009

Jewelcor Management, Inc.

By:	/s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Chief Executive Officer

Holtzman Opportunity Fund, L.P. By: Holtzman Financial Advisors, LLC, Its General Partner By: SH Independence, LLC, its Managing Member

By:	/s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Managing Member

Holtzman Financial Advisors, LLC By: SH Independence, LLC, its Managing Member

By:	/s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Managing Member

SH Independence, LLC

By:	/s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Managing Member

/s/ Seymour Holtzman
Seymour Holtzman

/s/ Evelyn Holtzman
Evelyn Holtzman